Exhibit (a)(12)

55 Middlesex Turnpike

Bedford, Massachusetts 01730

July 30, 2007

To our bcgi Shareholders:

On July 11, 2007, we announced that we had entered into a merger agreement with Megasoft Limited (“Megasoft”) and its wholly owned subsidiary, Tea Party Acquisition Corp. (“Purchaser”). Under the terms of this agreement, Purchaser has commenced a tender offer to acquire all of bcgi’s outstanding shares of common stock for $3.60 per share (the “Offer”). The Offer, which commenced today, will expire at midnight on August 24, 2007, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

The completion of the Offer is conditioned upon, among other things, the tender of a minimum number of shares of bcgi common stock, which when taken together with the shares of bcgi common stock currently owned by Megasoft and its affiliates and the additional number of shares of newly issued bcgi common stock to be purchased by Purchaser in accordance with the top-up provision in the merger agreement, represents a sufficient number of shares of bcgi common stock to effect a short – form merger under the Massachusetts Business Corporations Act.

Enclosed with this letter is bcgi’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC. As described in greater detail in this document, after careful consideration by the Board of Directors, including a thorough review of the Offer with its outside legal advisors and bcgi’s senior management, the Board of Directors recommends that bcgi shareholders tender their shares in the Offer.

Also enclosed with this letter is a copy of Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares to Purchaser in the Offer. We urge you to read each of the enclosed materials carefully.

Very truly yours,

/s/ JOSEPH MULLANEY
Acting Chief Executive Officer and Chief Financial Officer